

Mail Stop 7010

May 12, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Robert J. Whelan
Chief Financial Officer
Eaton Vance Corp.
255 State Street
Boston, Massachusetts 02109

      RE: Form 10-K for the fiscal year ended October 31, 2008
              File No. 1-8100

Dear Mr. Whelan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings related to legal matters, please direct them to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Brigitte P. Lippmann, Senior Staff Attorney, at (202) 551-3713.   Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding our review of the financial statements and related matters.

              Sincerely,

              Rufus Decker
              Accounting Branch Chief